# Ad Fontes Media, Inc.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIODS:
FEBRUARY 2018-DECEMBER 2018
JANUARY 2019-DECEMBER 2019
JANUARY 2020-MAY 2020

**Summary Letter Regarding Financial Statements**

To Whom it May Concern:

The following financial statements, including the notes and statements of shareholder's equity have been prepared by Ad Fontes Media with the services of qualified accounting and legal professionals.

These statements and notes have NOT been reviewed by an independent CPA. Ad Fontes Media is relying on the temporary, conditional relief for small businesses making crowdfunding offerings announced by the Security and Exchange Commission on May 4, 2020 as seen at this site:

https://www.sec.gov/news/press-release/2020-101

Specifically, Ad Fontes Media is providing these financial statements in view of the relief related to the requirement to submit a signed CPA review statement of its financials. The temporary provisions allow that for "Financial statements required when issuer is offering more than $107,000 and not more than $250,000 in a 12-month period," that permissible documentation may include "Financial statements of the issuer and certain information from the issuer's Federal income tax returns, both certified by the principal executive officer."

As the principal executive officer of Ad Fontes Media, I hereby certify that the following statements and notes are accurate and complete to the best of my knowledge.

Sincerely,

Vanessa L. Otero
Founder and CEO
Ad Fontes Media, Inc.

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of December 31, 2018

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10000 Cash on hand | |
| 10001 Checking | 19,241.75 |
| **Total 10000 Cash on hand** | **19,241.75** |
| 10100 Payment Service | |
| 10101 PayPal Bank | 1,222.45 |
| **Total 10100 Payment Service** | **1,222.45** |
| **Total Bank Accounts** | **$20,464.20** |
| Accounts Receivable | |
| 10200 Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| 10300 Undeposited Funds | 0.00 |
| 10400 Inventory | |
| 10401 Inventory Asset | 1,005.00 |
| **Total 10400 Inventory** | **1,005.00** |
| 10500 Prepaid Expenses | -68.52 |
| **Total Other Current Assets** | **$936.48** |
| **Total Current Assets** | **$21,400.68** |
| Fixed Assets | |
| 10600 Fixed Assets | |
| 10601 Equipment | 1,100.85 |
| **Total 10600 Fixed Assets** | **1,100.85** |
| 10700 Accumulated Depreciation | |
| 10701 Equipment | -36.70 |
| **Total 10700 Accumulated Depreciation** | **-36.70** |
| **Total Fixed Assets** | **$1,064.15** |
| Other Assets | |
| 10800 Patent & Licenses | 3,601.00 |
| **Total Other Assets** | **$3,601.00** |
| **TOTAL ASSETS** | **$26,065.83** |

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of December 31, 2018

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Credit Cards |  |
| 20101 Credit Card |  |
| 20100 Chase Credit Card | 0.00 |
| **Total 20101 Credit Card** | **0.00** |
| **Total Credit Cards** | **$0.00** |
| Other Current Liabilities |  |
| 20300 Loans Payable |  |
| 20301 Loan Payable - Vanessa Otero | 5,000.00 |
| **Total 20300 Loans Payable** | **5,000.00** |
| 20400 Sales Tax Payable |  |
| 20401 Colorado, Westminster Payable | 0.00 |
| 20402 Colorado Department of Revenue Payable | 0.00 |
| **Total 20400 Sales Tax Payable** | **0.00** |
| **Total Other Current Liabilities** | **$5,000.00** |
| **Total Current Liabilities** | **$5,000.00** |
| **Total Liabilities** | **$5,000.00** |
| Equity |  |
| 30000 Member's Equity |  |
| 30001 Owner Equity - Otero | 1,180.00 |
| **Total 30000 Member's Equity** | **1,180.00** |
| 30100 Retained Earnings |  |
| Net Income | 19,885.83 |
| **Total Equity** | **$21,065.83** |
| **TOTAL LIABILITIES AND EQUITY** | **$26,065.83** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS
### February - December, 2018

|  | TOTAL |
|---|---:|
| **Income** | |
| 40000 Sales of Product | |
| 40001 Item Sales | 8,673.72 |
| 40002 Donations | 515.00 |
| **Total 40000 Sales of Product** | **9,188.72** |
| 40005 Crowdfunding Income | 29,390.64 |
| Sales | 4,150.00 |
| **Total Income** | **$42,729.36** |
| **Cost of Goods Sold** | |
| 50000 Cost of Goods Sold | |
| 50001 Cost of Goods Sold - Supplies & Materials | 756.16 |
| 50002 Cost of Goods Sold - Shipping | 1,451.43 |
| 50004 Cost of Goods Sold - Acquisitions | 2,304.29 |
| **Total 50000 Cost of Goods Sold** | **4,511.88** |
| **Total Cost of Goods Sold** | **$4,511.88** |
| GROSS PROFIT | **$38,217.48** |
| **Expenses** | |
| 60000 Advertising & Marketing | 1,441.72 |
| 60001 Advertising and Marketing | 1,321.96 |
| **Total 60000 Advertising & Marketing** | **2,763.68** |
| 60100 Office Expenses | 676.06 |
| 60103 Supplies | 205.63 |
| 60104 Computer & Internet | 1,554.63 |
| 60105 Office/General Administrative Expenses | 16.15 |
| **Total 60100 Office Expenses** | **2,452.47** |
| 60200 Travel Expense | 596.68 |
| 60203 Travel - Transportation | 18.33 |
| 60204 Conferences/Professional Development | 124.17 |
| **Total 60200 Travel Expense** | **739.18** |
| 60300 Dues & Subscriptions | 628.68 |
| 60400 Legal & Professional Services | 3,976.00 |
| 60402 Legal | 1,500.00 |
| **Total 60400 Legal & Professional Services** | **5,476.00** |
| 60500 Banking and Payment Service Fees | |
| 60501 Bank Fees | 44.00 |
| 60502 PayPal Fees | 523.41 |
| **Total 60500 Banking and Payment Service Fees** | **567.41** |
| 60800 Other Business Expenses | 29.00 |
| 60801 Meals & Entertainment | 17.05 |
| **Total 60800 Other Business Expenses** | **46.05** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS

### February - December, 2018

| | TOTAL |
|---|---|
| 61000 Website Development | 2,710.00 |
| Contractors | 2,750.00 |
| Taxes & Licenses | 190.00 |
| **Total Expenses** | **$18,323.47** |
| NET OPERATING INCOME | **$19,894.01** |
| Other Expenses | |
| 60900 Depreciation | 36.70 |
| **Total Other Expenses** | **$36.70** |
| NET OTHER INCOME | **$ -36.70** |
| NET INCOME | **$19,857.31** |

# Ad Fontes Media, Inc.

## STATEMENT OF CASH FLOWS

### February 11 - December 31, 2018

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 19,667.23 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 10200 Accounts Receivable (A/R) | 0.00 |
| 10401 Inventory:Inventory Asset | -1,005.00 |
| 10500 Prepaid Expenses | 68.52 |
| 10701 Accumulated Depreciation:Equipment | 36.70 |
| 20100 Credit Card:Chase Credit Card | 0.00 |
| 20301 Loans Payable:Loan Payable - Vanessa Otero | 5,000.00 |
| 20402 Sales Tax Payable:Colorado Department of Revenue Payable | 0.00 |
| 20401 Sales Tax Payable:Colorado, Westminster Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **4,100.22** |
| **Net cash provided by operating activities** | **$23,767.45** |
| INVESTING ACTIVITIES | |
| 10601 Fixed Assets:Equipment | -1,100.85 |
| 10800 Patent & Licenses | -3,601.00 |
| **Net cash provided by investing activities** | **$ -4,701.85** |
| FINANCING ACTIVITIES | |
| 30001 Member's Equity:Owner Equity - Otero | 1,180.00 |
| **Net cash provided by financing activities** | **$1,180.00** |
| NET CASH INCREASE FOR PERIOD | **$20,245.60** |
| Cash at beginning of period | 218.60 |
| CASH AT END OF PERIOD | **$20,464.20** |

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of December 31, 2019

| | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10000 Cash on hand | |
| 10001 Checking | 83.68 |
| **Total 10000 Cash on hand** | **83.68** |
| 10100 Payment Service | |
| 10101 PayPal Bank | 445.58 |
| 10102 PayPal Clearing Account | 0.00 |
| **Total 10100 Payment Service** | **445.58** |
| **Total Bank Accounts** | **$529.26** |
| Accounts Receivable | |
| 10200 Accounts Receivable (A/R) | 1,651.19 |
| **Total Accounts Receivable** | **$1,651.19** |
| Other Current Assets | |
| 10300 Undeposited Funds | 0.00 |
| 10400 Inventory | |
| 10401 Inventory Asset | 1,181.00 |
| **Total 10400 Inventory** | **1,181.00** |
| 10500 Prepaid Expenses | -0.04 |
| Uncategorized Asset | 5.02 |
| **Total Other Current Assets** | **$1,185.98** |
| **Total Current Assets** | **$3,366.43** |
| Fixed Assets | |
| 10600 Fixed Assets | |
| 10601 Equipment | 0.00 |
| **Total 10600 Fixed Assets** | **0.00** |
| 10700 Accumulated Depreciation | |
| 10701 Equipment | 0.00 |
| **Total 10700 Accumulated Depreciation** | **0.00** |
| **Total Fixed Assets** | **$0.00** |
| Other Assets | |
| 10800 Patent & Licenses | 4,841.00 |
| **Total Other Assets** | **$4,841.00** |
| **TOTAL ASSETS** | **$8,207.43** |

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of December 31, 2019

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| 20000 Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards |  |
| 20101 Credit Card |  |
| 20100 Chase Credit Card | 12,282.53 |
| **Total 20101 Credit Card** | **12,282.53** |
| **Total Credit Cards** | **$12,282.53** |
| Other Current Liabilities |  |
| 20300 Loans Payable |  |
| 20301 Loan Payable - Vanessa Otero | 0.00 |
| 20302 Loan Payable - Intuit | 0.00 |
| **Total 20300 Loans Payable** | **0.00** |
| 20400 Sales Tax Payable |  |
| 20401 Colorado, Westminster Payable | 2.89 |
| 20402 Colorado Department of Revenue Payable | 3.37 |
| **Total 20400 Sales Tax Payable** | **6.26** |
| 20500 Deferred Revenue | 1,084.85 |
| **Total Other Current Liabilities** | **$1,091.11** |
| **Total Current Liabilities** | **$13,373.64** |
| **Total Liabilities** | **$13,373.64** |
| Equity |  |
| 30000 Member's Equity |  |
| 30001 Owner Equity - Otero | 1,180.00 |
| 30002 Additions - Otero | 15,930.00 |
| 30003 Withdrawal - Otero | -2,000.00 |
| **Total 30000 Member's Equity** | **15,110.00** |
| 30100 Retained Earnings | 19,885.83 |
| Net Income | -40,162.04 |
| **Total Equity** | **$ -5,166.21** |
| **TOTAL LIABILITIES AND EQUITY** | **$8,207.43** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS
### January - December 2019

|  | TOTAL |
|---|---:|
| Income |  |
|   40000 Sales of Product |  |
|     40001 Item Sales | 14,277.09 |
|     40002 Donations | 362.58 |
|     40003 Subscriptions | 725.34 |
|     40004 Discounts | -10.00 |
|   **Total 40000 Sales of Product** | **15,355.01** |
|   40006 Consulting/Speaking Events | 2,104.34 |
|   Sales | 2,524.95 |
| **Total Income** | **$19,984.30** |
| Cost of Goods Sold |  |
|   50000 Cost of Goods Sold |  |
|     50002 Cost of Goods Sold - Shipping | 2,325.85 |
|     50004 Cost of Goods Sold - Acquisitions | 594.09 |
|   **Total 50000 Cost of Goods Sold** | **2,919.94** |
| **Total Cost of Goods Sold** | **$2,919.94** |
| **GROSS PROFIT** | **$17,064.36** |
| Expenses |  |
|   60000 Advertising & Marketing |  |
|     60001 Advertising and Marketing | 1,338.72 |
|     60002 Events | 861.00 |
|   **Total 60000 Advertising & Marketing** | **2,199.72** |
|   60100 Office Expenses |  |
|     60103 Supplies | 231.32 |
|     60104 Computer & Internet | 5,660.29 |
|     60105 Office/General Administrative Expenses | 763.65 |
|   **Total 60100 Office Expenses** | **6,655.26** |
|   60200 Travel Expense |  |
|     60201 Travel -Meals | 125.45 |
|     60202 Travel - Lodging | 540.67 |
|     60203 Travel - Transportation | 1,157.65 |
|     60204 Conferences/Professional Development | 42.39 |
|   **Total 60200 Travel Expense** | **1,866.16** |
|   60300 Dues & Subscriptions | 3,763.24 |
|   60400 Legal & Professional Services | 450.00 |
|     60401 Accounting | 4,808.28 |
|     60402 Legal | 2,405.50 |
|     60404 Taxes | 695.00 |
|     60405 Other Professional Fees | 515.00 |
|   **Total 60400 Legal & Professional Services** | **8,873.78** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS
January - December 2019

|  | TOTAL |
|---|---:|
| 60500 Banking and Payment Service Fees | |
|   60501 Bank Fees | 647.00 |
|   60502 PayPal Fees | 645.05 |
| **Total 60500 Banking and Payment Service Fees** | **1,292.05** |
| 60600 Interest Paid | 1,779.16 |
| 60800 Other Business Expenses | 52.52 |
|   60801 Meals & Entertainment | 62.61 |
| **Total 60800 Other Business Expenses** | **115.13** |
| 61000 Website Development | 11,459.56 |
|   Analysts | 12,400.00 |
| **Total 61000 Website Development** | **23,859.56** |
| 61100 Taxes Paid | |
|   61110 Taxes Paid - Federal | 4,074.43 |
|   61120 Taxes Paid - Colorado | 984.00 |
| **Total 61100 Taxes Paid** | **5,058.43** |
| Contractors | 1,454.98 |
| QuickBooks Payments Fees | 0.69 |
| Uncategorized Expense | 308.24 |
| **Total Expenses** | **$57,226.40** |
| NET OPERATING INCOME | $ -40,162.04 |
| NET INCOME | $ -40,162.04 |

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of May 31, 2020

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10000 Cash on hand | |
| 10001 Checking | 3,063.64 |
| **Total 10000 Cash on hand** | **3,063.64** |
| 10100 Payment Service | |
| 10101 PayPal Bank | 152.74 |
| 10102 PayPal Clearing Account | 0.00 |
| **Total 10100 Payment Service** | **152.74** |
| **Total Bank Accounts** | **$3,216.38** |
| Accounts Receivable | |
| 10200 Accounts Receivable (A/R) | 244.24 |
| **Total Accounts Receivable** | **$244.24** |
| Other Current Assets | |
| 10300 Undeposited Funds | 0.00 |
| 10400 Inventory | |
| 10401 Inventory Asset | 1,181.00 |
| **Total 10400 Inventory** | **1,181.00** |
| 10500 Prepaid Expenses | -0.04 |
| Uncategorized Asset | 5.02 |
| **Total Other Current Assets** | **$1,185.98** |
| **Total Current Assets** | **$4,646.60** |
| Fixed Assets | |
| 10600 Fixed Assets | |
| 10601 Equipment | 0.00 |
| **Total 10600 Fixed Assets** | **0.00** |
| 10700 Accumulated Depreciation | |
| 10701 Equipment | 0.00 |
| **Total 10700 Accumulated Depreciation** | **0.00** |
| **Total Fixed Assets** | **$0.00** |
| Other Assets | |
| 10800 Patent & Licenses | 5,706.00 |
| **Total Other Assets** | **$5,706.00** |
| **TOTAL ASSETS** | **$10,352.60** |

# Ad Fontes Media, Inc.

## BALANCE SHEET

As of May 31, 2020

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** |  |
|   Liabilities |  |
|   Current Liabilities |  |
|   Accounts Payable |  |
|   20000 Accounts Payable (A/P) | 0.00 |
|   **Total Accounts Payable** | **$0.00** |
|   Credit Cards |  |
|   20101 Credit Card |  |
|   20100 Chase Credit Card | 12,205.28 |
|   **Total 20101 Credit Card** | **12,205.28** |
|   **Total Credit Cards** | **$12,205.28** |
|   Other Current Liabilities |  |
|   20300 Loans Payable |  |
|   20301 Loan Payable - Vanessa Otero | 0.00 |
|   20302 Loan Payable - Intuit | 0.00 |
|   **Total 20300 Loans Payable** | **0.00** |
|   20400 Sales Tax Payable |  |
|   20401 Colorado, Westminster Payable | 2.89 |
|   20402 Colorado Department of Revenue Payable | 3.37 |
|   **Total 20400 Sales Tax Payable** | **6.26** |
|   20500 Deferred Revenue | 5,985.29 |
|   **Total Other Current Liabilities** | **$5,991.55** |
|   **Total Current Liabilities** | **$18,196.83** |
| **Total Liabilities** | **$18,196.83** |
| Equity |  |
|   30000 Member's Equity |  |
|   30001 Owner Equity - Otero | 1,180.00 |
|   30002 Additions - Otero | 16,230.00 |
|   30003 Withdrawal - Otero | -2,000.00 |
|   **Total 30000 Member's Equity** | **15,410.00** |
|   30100 Retained Earnings | -20,276.21 |
|   Net Income | -2,978.02 |
|   **Total Equity** | **$ -7,844.23** |
| **TOTAL LIABILITIES AND EQUITY** | **$10,352.60** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS
January - May, 2020

| | TOTAL |
|---|---:|
| Income | |
|   40000 Sales of Product | |
|     40001 Item Sales | 5,897.92 |
|     40002 Donations | 847.09 |
|     40003 Subscriptions | 3,577.21 |
|     40004 Discounts | -34.97 |
|   **Total 40000 Sales of Product** | **10,287.25** |
|   40006 Consulting/Speaking Events | 4,783.79 |
|   Sales | 434.98 |
| **Total Income** | **$15,506.02** |
| Cost of Goods Sold | |
|   50000 Cost of Goods Sold | |
|     50002 Cost of Goods Sold - Shipping | 259.29 |
|     50004 Cost of Goods Sold - Acquisitions | 549.04 |
|   **Total 50000 Cost of Goods Sold** | **808.33** |
| **Total Cost of Goods Sold** | **$808.33** |
| **GROSS PROFIT** | **$14,697.69** |
| Expenses | |
|   60000 Advertising & Marketing | |
|     60001 Advertising and Marketing | 1,135.20 |
|     60002 Events | 249.00 |
|   **Total 60000 Advertising & Marketing** | **1,384.20** |
|   60100 Office Expenses | |
|     60103 Supplies | 79.85 |
|     60104 Computer & Internet | 2,730.86 |
|   **Total 60100 Office Expenses** | **2,810.71** |
|   60200 Travel Expense | |
|     60201 Travel -Meals | 55.69 |
|     60202 Travel - Lodging | 49.03 |
|     60203 Travel - Transportation | 3.55 |
|   **Total 60200 Travel Expense** | **108.27** |
|   60300 Dues & Subscriptions | 2,568.29 |
|   60400 Legal & Professional Services | |
|     60401 Accounting | 437.50 |
|     60405 Other Professional Fees | 500.00 |
|   **Total 60400 Legal & Professional Services** | **937.50** |
|   60500 Banking and Payment Service Fees | |
|     60501 Bank Fees | 104.00 |
|     60502 PayPal Fees | 718.60 |
|   **Total 60500 Banking and Payment Service Fees** | **822.60** |

# Ad Fontes Media, Inc.

## PROFIT AND LOSS

January - May, 2020

| | TOTAL |
|---|---|
| 60600 Interest Paid | 1,169.38 |
| 60800 Other Business Expenses | 60.00 |
| 61000 Website Development | 1,750.00 |
| Contractors | 6,045.23 |
| QuickBooks Payments Fees | 5.09 |
| Uncategorized Expense | 14.44 |
| **Total Expenses** | **$17,675.71** |
| NET OPERATING INCOME | $ -2,978.02 |
| NET INCOME | $ -2,978.02 |

# Ad Fontes Media, Inc.

## STATEMENT OF CASH FLOWS

January - May, 2020

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | 1,484.90 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| 10200 Accounts Receivable (A/R) | 1,406.95 |
| 20100 Credit Card:Chase Credit Card | 172.75 |
| 20500 Deferred Revenue | -98.84 |
| 20402 Sales Tax Payable:Colorado Department of Revenue Payable | 3.32 |
| 20401 Sales Tax Payable:Colorado, Westminster Payable | 2.86 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **1,487.04** |
| **Net cash provided by operating activities** | **$2,971.94** |
| INVESTING ACTIVITIES |  |
| 10800 Patent & Licenses | -865.00 |
| **Net cash provided by investing activities** | **$ -865.00** |
| FINANCING ACTIVITIES |  |
| 30002 Member's Equity:Additions - Otero | 420.00 |
| **Net cash provided by financing activities** | **$420.00** |
| NET CASH INCREASE FOR PERIOD | **$2,526.94** |
| Cash at beginning of period | 542.70 |
| CASH AT END OF PERIOD | **$3,069.64** |

# Ad Fontes Media, Inc.

## STATEMENT OF CASH FLOWS

### January - December 2019

| | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -39,748.60 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 10200 Accounts Receivable (A/R) | -1,651.19 |
| 10401 Inventory:Inventory Asset | -176.00 |
| 10500 Prepaid Expenses | -68.48 |
| Uncategorized Asset | -5.02 |
| 10701 Accumulated Depreciation:Equipment | -36.70 |
| 20000 Accounts Payable (A/P) | 0.00 |
| 20100 Credit Card:Chase Credit Card | 11,882.53 |
| 20500 Deferred Revenue | 1,084.85 |
| 20302 Loans Payable:Loan Payable - Intuit | 0.00 |
| 20301 Loans Payable:Loan Payable - Vanessa Otero | -5,000.00 |
| 20402 Sales Tax Payable:Colorado Department of Revenue Payable | 3.37 |
| 20401 Sales Tax Payable:Colorado, Westminster Payable | 2.89 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **6,036.25** |
| **Net cash provided by operating activities** | **$ -33,712.35** |
| INVESTING ACTIVITIES | |
| 10601 Fixed Assets:Equipment | 1,100.85 |
| 10800 Patent & Licenses | -1,240.00 |
| **Net cash provided by investing activities** | **$ -139.15** |
| FINANCING ACTIVITIES | |
| 30002 Member's Equity:Additions - Otero | 15,930.00 |
| 30003 Member's Equity:Withdrawal - Otero | -2,000.00 |
| **Net cash provided by financing activities** | **$13,930.00** |
| NET CASH INCREASE FOR PERIOD | **$ -19,921.50** |
| Cash at beginning of period | 20,464.20 |
| CASH AT END OF PERIOD | **$542.70** |

**AD FONTES MEDIA**
**CONSOLIDATED STATEMENT OF EQUITY**
**DECEMBER 31, 2019**

| | Common Stock | | Preferred Stock | | Additional | Retained Earnings | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Paid-in Capital | (Accumulated Deficit) | Total |
| **BEGINNING BALANCE, FEBRUARY, 2018 (INCEPTION)** | 8,000,000 | $ 80 | - | $ - | $ - | $ - | $ 80 |
| Contributions | - | - | - | - | $ 15,030 | - | $ 15030 |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | $ - |
| Net income | | - | - | - | - | (20,276) | $ (20,276) |
| **ENDING BALANCE, DECEMBER 31, 2019** | **8,000,000** | **$ 80** | **0** | **$ 0** | **$ 15,030** | **$ (20,276)** | **$ (5,166)** |

1. **Summary of Significant Accounting Policies**

   *The Company*
   The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement includes information from inception (February 12, 2018) through May 31, 2020.

   Ad Fontes Media, Inc. was incorporated in the State of Colorado on February 12, 2018.

   Ad Fontes Media, Inc., rates the news for reliability and bias. It produces and regularly updates the famous Media Bias Chart®, which has become an indispensable tool for news consumers, educators, and anyone interested in the state of our news ecosystem today. It uses a rigorous, non-partisan methodology to create its ratings data, which it sells and uses as a basis for several products.

   Ad Fontes Media, Inc. is headquartered in Westminster, CO, USA

   *Fiscal Year*
   The Company operates on a December 31st year-end.

   *Principles of Consolidation and Basis of Accounting*
   The consolidated financial statements include the accounts of Ad Fontes Media, Inc. Accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   *Use of Estimates*
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   *Risks and Uncertainties*
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.    <u>**Summary of Significant Accounting Policies (continued)**</u>

   *Cash and Cash Equivalents*
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of May 31, 2020, the Company held no cash equivalents.

   *Accounts Receivable*
   The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

   *Intangible Assets*
   The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patent costs are amortized over the useful life of the patent.

   *Income Taxes*
   The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

   The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

   The Company is subject to sales and income tax filing requirements in the State of Colorado.

1.    <u>**Summary of Significant Accounting Policies (continued)**</u>

*Revenue Recognition*
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon completion of a sale. Annually billed subscriptions are counted as deferred revenues. The Company has recorded $74,899.89 in revenue from inception of February 12, 2018 through May 31, 2020.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Research and Development*
Research and development costs are expensed as incurred.

*Equity Based Compensation*
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2.    <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.      **Equity**

*Common Stock*
Under the articles of incorporation, the total number of shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), all of which is Common Stock. As of June 30, 2020, 8,000,000 shares have been issued and are outstanding.

*Equity Based Compensation*
1,000,000 shares of Common Stock are authorized for issuance to officers, directors, employees, and consultants of the Company pursuant to the Corporation's 2018 Equity Incentive Plan. Of such reserved shares of Common Stock, options to purchase 704,361 shares have granted and are currently outstanding. The remaining are available for future issuance. These options have grant dates of July 2018 through February 2020, with expiration dates in 2028, 2029 and 2030. The Company maintains five different vesting schedules:

(1)  One twenty-fourth (1/24th) of the Shares subject to the Option shall vest on the one (1) month anniversary of the Vesting Commencement Date, and one twenty-fourth (1/24th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date.

(2)  One twelfth (1/12th) of the Shares subject to the Option shall vest on the one (1) month anniversary of the Vesting Commencement Date, and one twelfth (1/12th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the first anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date.

(3)  One third (1/3) of the Shares subject to the Option shall vest on the date of grant, one third (1/3) of the Shares subject to the Option shall vest on the one (1) year anniversary of the Vesting Commencement Date, and one thirty-sixth (1/36$^{th}$) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date.

(4)  One third (1/3) of the Shares subject to the Option shall vest on the one (1) year anniversary of the Vesting Commencement Date, and one thirty-sixth (1/36$^{th}$) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the third anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date.

(5) 100% of the Shares subject to the Option shall be fully vested upon the date of the grant.

**4.      Subsequent Events**

On June 25, 2020, the Company took out a $6,000 loan from their merchant provider. This loan has a flat fee of $958 remitting back to the merchant provider. Repayment is done daily via 30% of credit card sales collected. The current balance on the loan is $4404.60

The Company has evaluated subsequent events through August 11, 2020, the date through which the financial statement was available to be revised. It has been determined that no events require additional disclosure.